Regulatory Announcement

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RECEIVED
2006 AUG -9 P 1:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report


06015896

SUPPL

Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	16:00 03-Aug-06
Number	1939H

RNS Number:1939H
Tesco PLC
03 August 2006

TESCO EMPLOYEE SHARE INCENTIVE PLAN ("Plan")

ANNOUNCEMENTS

03rd August 2006

SHAREHOLDINGS OF DIRECTORS AND PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1. Tesco PLC has today been notified that on 28th July 2006 the Trustees of the Plan purchased Ordinary Shares of 5 pence each in the Company at a price of 363.75p on behalf of the directors and persons discharging managerial responsibilities ('PDMRs') listed below:

Director / PDMR	Number of shares
R W Brasher - 0408998	31
P A Clarke - 0233875	31
A Higginson - 0746165	31
T P Leahy - 0237689	31
T J R Mason - 0238172	31
D T Potts - 0108731	31
L Neville-Rolfe - 10376480	31

2. The Trustees transferred 164,684 Ordinary Shares of 5 pence each from Lloyds TSB Registrars Corporate Nominee Limited AESOP1 (allocated shares) to Lloyds TSB Registrars Corporate Nominee Limited AESOP 2 (unallocated shares). The transfer was made following the forfeiture of shares, under the rules of the Plan, by participants who have left the group since the last purchase. The Directors above, together with 150,000 other employees, are potential participants in the Plan and are to be treated as interested in the 1,270,092 shares held by Lloyds TSB Registrars Corporate Nominee Ltd AESOP2 (unallocated shares).

This announcement is made in accordance with the requirements of DR 3.1.4 R(1) (a) and DR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608

PROCESSED
AUG 10 2006
THOMSON FINANCIAL

Regulatory Announcement

Go to market news section

RECEIVED
2006 AUG -9 P 1:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	16:27 03-Aug-06
Number	2302H

RNS Number:2302H
Tesco PLC
03 August 2006

ESOS - EXERCISE AND SALE

3 August 2006

Tesco PLC

DIRECTORS' SHAREHOLDINGS

The Company was notified that the following Director has today exercised options over Ordinary shares of 5p each in the Company under the Tesco Executive Share Option Scheme and sold a total of 501,266 Ordinary shares at a price of 361.125p.

Director	No of Shares	Option Price
D T Potts	501,266	197.50p

This announcement is made in accordance with the requirements of DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608

This information is provided by RNS
The company news service from the London Stock Exchange

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